Exhibit 99.12(a)

ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

June 22, 2026

MFS Multimarket Income Trust
111 Huntington Avenue

Boston, Massachusetts 02199

MFS Charter Income Trust
111 Huntington Avenue

Boston, Massachusetts 02199

Ladies and Gentlemen:

We have acted as counsel in connection with the Agreement and Plan of Reorganization (the "Agreement") dated June 1, 2026, by and among (i) each of MFS Charter Income Trust (the "Acquired Fund") and MFS Intermediate High Income Fund, each a Massachusetts business trust, and (ii) MFS Multimarket Income Trust, a Massachusetts business trust (the "Acquiring Fund" and, together with Acquired Fund, the "Funds," and each individually, a "Fund"). The Agreement describes a proposed transaction (among other transactions) to occur as of the date of this letter pursuant to which Acquiring Fund will acquire all of the assets of Acquired Fund in exchange for shares of beneficial interest in Acquiring Fund (the "Acquiring Fund Shares") (and cash in lieu of fractional shares, if any) and the assumption by Acquiring Fund of all of the liabilities of Acquired Fund following which the Acquiring Fund Shares (and cash in lieu of fractional shares, if any) received by Acquired Fund will be distributed by Acquired Fund to its shareholders in liquidation and termination of Acquired Fund (together, the "Reorganization"). This opinion as to certain federal income tax consequences of the Reorganization is furnished to you pursuant to Section 6.3(k) of the Agreement.

Each Fund is registered under the Investment Company Act of 1940, as amended, as a closed-end management investment company and has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Internal Revenue Code of 1986, as amended (the "Code").

For purposes of this opinion, we have considered the Agreement, the Joint Proxy Statement/Prospectus dated March 11, 2026, and such other items as we have deemed necessary to render this opinion. In addition, each Fund has provided us with a letter dated as of the date hereof (collectively, the "Representation Letters") representing as to certain facts, occurrences and information upon which such Fund has indicated that we may rely upon in rendering this opinion (whether or not contained or reflected in the documents and items referred to above).

ROPES & GRAY LLP	June 22, 2026

In reviewing the foregoing materials, we have assumed, with your permission, the authenticity of original documents, the accuracy of copies, the genuineness of signatures, the legal capacity of signatories, and the proper execution of documents. We have further assumed that (i) all parties to the Agreement and any other document examined by us have acted, and will act, in accordance with the terms and conditions of such Agreement and document, and that the Reorganization will be consummated pursuant to the terms and conditions set forth in the Agreement without waiver or modification of any such terms and conditions; (ii) all representations contained in the Agreement, as well as those representations contained in the Representation Letters, are true and complete; and (iii) any representation made in any of the documents referred to herein "to the best of the knowledge" of any person or party is true without regard to such qualification.

Based on and subject to the foregoing and subject to the final paragraphs hereof, we are of the opinion that, for federal income tax purposes:

(i)	The Reorganization will constitute a "reorganization" within the meaning of Section 368(a) of the Code, and each of the Funds will be "a party to a reorganization" within the meaning of Section 368(b) of the Code;

(ii)	Under Sections 361 and 357(a) of the Code, Acquired Fund will not recognize gain or loss upon the transfer of its assets to Acquiring Fund in the Reorganization in exchange solely for Acquiring Fund Shares (and cash in lieu of fractional shares, if any) and the assumption by Acquiring Fund of all the liabilities of Acquired Fund, or upon the distribution of Acquiring Fund Shares (and cash in lieu of fractional shares, if any) by Acquired Fund to its shareholders in liquidation of Acquired Fund, except for (A) any gain or loss recognized on (1) "section 1256 contracts" as defined in Section 1256(b) of the Code or (2) stock in a "passive foreign investment company" as defined in Section 1297(a) of the Code, and (B) any other gain or loss that may be required to be recognized (1) as a result of the closing of the tax year of Acquired Fund, (2) upon the termination of a position, or (3) upon the transfer of an asset regardless of whether such a transfer would otherwise be a nontaxable transaction under the Code;

(iii)	Under Section 354 of the Code, Acquired Fund shareholders will not recognize any gain or loss upon the exchange of their Acquired Fund shares for Acquiring Fund Shares in the Reorganization other than in respect of cash received in lieu of fractional Acquiring Fund Shares, if any, under the terms described in the Agreement;

(iv)	Under Section 358 of the Code, the aggregate tax basis in Acquiring Fund Shares an Acquired Fund shareholder receives in the Reorganization in exchange for such shareholder's shares of Acquired Fund will be the same as the aggregate tax basis of the Acquired Fund shares exchanged therefor;

(v)	Under Section 1223(1) of the Code, an Acquired Fund shareholder's holding period in the Acquiring Fund Shares received in the Reorganization will be determined by including the period during which such shareholder held or is treated for federal income tax purposes as having held the Acquired Fund shares exchanged therefor, provided that the shareholder held such Acquired Fund shares as capital assets on the date of the exchange;

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ROPES & GRAY LLP	June 22, 2026

(vi)	Under Section 1032 of the Code, Acquiring Fund will not recognize any gain or loss upon the receipt of the assets of Acquired Fund solely in exchange for Acquiring Fund Shares (and cash in lieu of fractional shares, if any) and the assumption by Acquiring Fund of all of the liabilities of Acquired Fund;

(vii)	Under Section 362(b) of the Code, Acquiring Fund's tax basis in the assets of Acquired Fund transferred to Acquiring Fund in the Reorganization will be the same as Acquired Fund's tax basis immediately prior to the transfer, increased by any gain or decreased by any loss required to be recognized as described in (ii) above;

(viii)	Under Section 1223(2) of the Code, the holding period in the hands of Acquiring Fund of each Acquired Fund asset transferred to Acquiring Fund in the Reorganization, other than certain assets with respect to which gain or loss is required to be recognized as described in (ii) above, will include the period during which such asset was held, or treated for federal income tax purposes as held, by Acquired Fund; and

(ix)	Acquiring Fund will succeed to and take into account the items of Acquired Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Treasury Regulations thereunder.

We believe that (i) Acquiring Fund will continue Acquired Fund's historic business within the meaning of Treasury Regulations Section 1.368-1(d), as a closed-end investment company that seeks high current income, but may also consider capital appreciation, by investing primarily in debt instruments, and that therefore (ii) the continuity of business enterprise test required for qualification under Section 368(a) of the Code is met in the Reorganization.

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ROPES & GRAY LLP	June 22, 2026

You should recognize that our opinion is not binding on the Internal Revenue Service (the "IRS"). No ruling has been or will be obtained from the IRS as to the subject matter of this opinion and there can be no assurance that the IRS or a court of law will concur with the opinion set forth above. Our opinion is based on the Code, Treasury Regulations, IRS rulings, judicial decisions, and other applicable authorities, all as in effect on the date of this opinion. The legal authorities on which this opinion is based may be changed at any time. Any such changes may be retroactively applied and could modify the opinion expressed above. We undertake no obligation to update or supplement this opinion to reflect any such changes that may occur.

We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to your registration statement on Form N-14 (File No. 333-292202).

Very truly yours,

/s/ Ropes & Gray LLP
Ropes & Gray LLP

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